UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 7, 2021

HBT FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39085	37-1117216
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

401 North Hershey Road Bloomington, Illinois		61704
(Address of principal executive offices)		(Zip Code)

(888) 897-2276

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions ( see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HBT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 7, 2021, HBT Financial, Inc., a Delaware corporation (“HBT”), HB-NXT Merger, Inc., a Delaware corporation and wholly-owned subsidiary of HBT (“MergerCo”), and NXT Bancorporation, Inc., an Iowa corporation (“NXT”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, MergerCo will merge with and into NXT (the “Merger”), with NXT as the surviving entity, and as a result, NXT will become a wholly-owned subsidiary of HBT. Immediately following the Merger, NXT will merge into HBT, with HBT as the surviving entity. In addition, at a time to be determined by the parties, following these mergers, NXT Bank, an Iowa state chartered bank and a wholly-owned subsidiary of NXT (“NXT Bank”), will merge with and into Heartland Bank and Trust Company, an Illinois state chartered bank and a wholly-owned subsidiary of HBT (“Heartland Bank”), with Heartland Bank as the surviving bank. The Merger Agreement was unanimously approved and adopted by the board of directors of each of HBT and NXT.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, no par value, of NXT that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive: (i) cash in the amount of $400.00 and (ii) 67.6783 duly authorized, validly issued, fully paid and non-assessable shares of HBT common stock, par value $0.01 per share, subject to adjustment if certain environmental conditions exist with respect to NXT’s real property and the total after-tax cost to remediate and/or cure such conditions or defects is greater than $1.0 million. In lieu of fractional shares, holders of NXT common stock will receive cash. In aggregate, based on NXT’s common stock outstanding as of the date hereof, NXT shareholders will receive cash consideration of approximately $10,632,892 and stock consideration of approximately 1,799,040 shares of HBT common stock.

The Merger Agreement contains customary representations and warranties from both HBT and NXT and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of NXT’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of NXT to call a meeting of its shareholders to adopt the Merger Agreement and certain other shareholder matters and a requirement that the NXT board of directors recommend that its shareholders adopt the Merger Agreement and such matters presented at the special meeting, and (iii) NXT’s non-solicitation obligations relating to alternative acquisition proposals. In addition, the completion of the Merger is subject to customary conditions, including (i) adoption and approval of the Merger Agreement by the shareholders of NXT, (ii) receipt of required regulatory approvals, and (iii) effectiveness of the Registration Statement on Form S-4 for the HBT common stock to be issued in the Merger. The Merger Agreement provides certain termination rights for both HBT and NXT and further provides for the payment of termination fees ranging from $0.75 million to $1.5 million to be made by one party to the other in case of termination under specified events.

Concurrently with the execution of the Merger Agreement, each NXT director and certain shareholders of NXT have executed voting and support agreements pursuant to which they have agreed to vote their NXT shares in favor of the Merger Agreement and the other shareholder matters to be approved at the NXT shareholder meeting. The voting agreements entered into by certain principal shareholders of NXT also prohibit the transfer by such principal shareholders of shares of HBT common stock that they receive as consideration in the Merger for a period of 60 days following the closing of the Merger, and thereafter, include limitations in the manner of transfer of the HBT common stock received.

In addition, concurrently with the execution of the Merger Agreement, Nathan Koch, the President and Chief Executive Officer of NXT Bank entered into an employment agreement with HBT, which will become effective at the Effective Time of the Merger and governs the terms of the continuing employment for such executive.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, and investors should not rely on them as statements of fact. The Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding HBT or NXT, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding HBT or NXT, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of NXT and a prospectus of HBT, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in other documents HBT files with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On June 7, 2021, HBT and NXT issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report.

The information contained in Item 7.01, including Exhibit 99.1 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, nor shall it be deemed incorporated by reference into any registration statement or other documents pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or into any filing or other document pursuant to the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Special Note Concerning Forward-Looking Statements

Certain statements in this Current Report on Form 8-K and the exhibits filed herewith, including any statements regarding the expected timetable for completion of the proposed transaction, the results, effects and benefits of the proposed transaction, future opportunities and any other statements regarding future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. The words "anticipate," "believe," "expect," "if," "estimate," "will," "potential," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the completion of the proposed transaction and the anticipated growth opportunities from the proposed transaction. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of NXT may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of NXT into those of HBT; the effects of the merger in HBT’s future financial condition, results of operations, strategy and plans; and regulatory approvals of the transaction.

Additional factors that could cause results to differ materially from those described above can be found in HBT’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q, and in other documents HBT files with the SEC, each of which is on file with the SEC and available from HBT’s website at https://ir.hbtfinancial.com.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither HBT nor NXT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information and Where to Find It

In connection with the proposed transaction, HBT and NXT intend to file materials with the SEC, including a Registration Statement on Form S-4 of HBT that will include a joint proxy statement/prospectus of HBT and NXT. After the Registration Statement is declared effective by the SEC, HBT and NXT intend to mail a definitive proxy statement/prospectus to the shareholders of NXT. This Current Report on Form 8-K is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that HBT or NXT may file with the SEC and send to NXT’s shareholders in connection with the proposed transaction. NXT’S SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HBT OR NXT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HBT, NXT, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by HBT and NXT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT will be available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com.

Participants in the Proxy Solicitation

HBT, NXT and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NXT’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 7, 2021. Information regarding the executive officers and directors of NXT and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger between HBT Financial, Inc., HB-NXT Merger, Inc. and NXT Bancorporation, Inc. dated June 7, 2021.

99.1	Press release dated June 7, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HBT FINANCIAL, INC.

	By:	/s/ Matthew J. Doherty
Name: Matthew J. Doherty
Title: Chief Financial Officer

Date: June 7, 2021